

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2021

Robert Tirva
President
SONIM TECHNOLOGIES INC
6836 Bee Cave Road
Building 1, Suite 279
Austin TX 78746

> **Re: SONIM TECHNOLOGIES INC**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed March 18, 2021**
> **File No. 001-38907**

Dear Mr. Tirva:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing